UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
Global Med Technologies, Inc.
(Name of Subject Company)
Global Med Technologies, Inc.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
37935E101
(CUSIP Number of Class of Securities)
Michael I. Ruxin
Chief Executive Officer
Global Med Technologies, Inc.
12600 West Colfax, Suite C-420,
Lakewood, CO 80215
(303) 238-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
Copy to:
Clayton E. Parker
Martin T. Schrier
K&L Gates LLP
200 S. Biscayne Boulevard, Suite 3900
Miami, Florida 33131
(305) 539-3300
☑      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This filing on Schedule 14D-9 relates to a planned tender offer by Atlas Acquisition Corp. (“Acquisition Sub”), a Colorado corporation and a wholly-owned subsidiary of Haemonetics Corporation (“Haemonetics”), a Massachusetts corporation, to purchase all of the outstanding shares of common stock, $0.01 par value per share, and all of the outstanding shares of preferred stock, $0.01 par value per share of Global Med Technologies, Inc. (“Global Med”), a Colorado corporation, to be commenced pursuant to an Agreement and Plan of Merger, dated as of January 31, 2010, by and among Haemonetics, Acquisition Sub and Global Med.
Forward-Looking Statements
This document contains forward-looking statements, including those relating to Haemonetics’ anticipated acquisition of Global Med and expected benefits and effects of the transaction. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those stated or implied, including but not limited to: the risk that the transaction will not be consummated in a timely manner or at all if, among other things, fewer than a majority of the shares of Global Med common stock are tendered, clearance under the Hart-Scott-Rodino Antitrust Improvements Act is not obtained, or other closing conditions are not satisfied; and that Global Med’s business will have been adversely impacted during the pendency of the tender offer. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof and are subject to risks and uncertainties, which may cause Global Med’s actual results to differ materially from the statements contained herein. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Neither Global Med nor Haemonetics undertake any obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events. Additional information on these and other risks, uncertainties and factors is included in Global Med’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC.
Additional Information and Where to Find It
The tender offer described herein has not commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell capital stock of Global Med. At the time the tender offer is commenced, Haemonetics and Acquisition Sub will file a Tender Offer Statement on Schedule TO with the SEC and Global Med will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The tender offer will be made solely by the Tender Offer Statement. Holders of shares of Global Med common stock and preferred stock are urged to read the Tender Offer Statement (including the Offer to Purchase, related Letter of Transmittal and all other offer documents) and the Solicitation/Recommendation Statement when they become available because they will contain important information that holders of shares of Global Med common stock and preferred stock should consider before making any decision regarding tendering their securities. Stockholders of Global Med will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Haemonetics and Global Med through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations department of Global Med at 303-238-2000 or by mailing a request to Global Med at 12600 West Colfax, Suite C-420, Lakewood, CO 80215.

The following is a copy of question and answer materials used in communications with Global Med Technologies’ employees, customers and investors.
1. How does this merger contribute to Blood Management Solutions or Haemonetics’ vision?
Our vision is to be the global leader in Blood Management Solutions for our customers. A key ingredient in this vision requires us to offer a robust, comprehensive set of software platforms that are integrated from the front end of the blood management process (blood/plasma donations) to the delivery of blood components and biopharmaceuticals to the patient. Global Med’s software fills gaps in our current offerings and is particularly strong in hospital transfusion management where we have no presence. The acquisition accelerates our vision of offering a complete suite of products required to support an integrated data management system from donor to patient. With Global Med, we can enable blood collection customers, hospital transfusion services and point-of-care professionals to achieve greater efficiency in managing their businesses, providing better economic and clinical outcomes and maintaining regulatory compliance. In short, our aim is to help our customers deliver the best blood management practices possible. By bringing scale to our Software Solutions business, we can more effectively deliver on our long term objectives to develop applications that provide broad improvements to the blood management industry. We can also leverage development tools, service tools, infrastructure, and more over a larger business and achieve higher ROI’s on those resources.
2. When will the transaction close?
After Haemonetics has agreement from shareholders to buy at least a 51% representation of the shares. We expect this will happen within 6-8 weeks.
3. How does the merger close?
Haemonetics needs at least 51% of the common and 51% of the preferred shares tendered in order to proceed with the merger process. The offer is conditioned on such percentages being tendered.
4. Is this a pure cash transaction or are there shares being provided?
All shares will be purchased with cash.
5. Will Global Med stock option holders be offered Haemonetics stock options?
No. However, Haemonetics recognizes the value of the stock options and holders of Global Med stock options will be paid in exchange for the cancellation of the options, cash the amount by which the purchase price per share exceeds the option exercise price .
6. Who will be selling the Global Med platforms?
Over the next 45 to 60 days, as we anticipate the closing of this transaction, we will be in discussion with our collective leadership teams to begin planning for integration. Like any integration of companies, we will need to identify areas of duplication and complete an assessment of how we can best meet our customers’ needs.
7. What products will you be selling in the future?
Following the acquisition, we will work to integrate the products to offer customers an end-to-end blood management IT platform to help them achieve greater efficiencies while they maintain regulatory compliance. We will need to identify areas of duplication and complete an assessment of how we can best meet our customers’ needs. In any case, we will continue to support all current product lines for existing customers.

8. What products will you be supporting in the future?
We will continue to support all current product lines for existing customers.
9. Are Global Med and Haemonetics competitors today?
A highlight of the acquisition is that the product lines are so complementary, with very little commercial overlap. The current Haemonetics software business operates primarily in the Community Blood Center and Plasma Collection market, while Global Med is focused on the Hospital segment.
10. What products does Global Med sell?
Wyndgate: SafeTrace (Donor Room Mgt), SafeTrace TX (Transfusion Mgt), El Dorado (Donor Room Mgt), Donor Doc (Donor Questionaire) Inlog: EdgeCell (Tissue Tracking and Cellular Therapy Mgt), EdgeBlood (Donor Room and Transfusion Mgt), EdgeLab (Labatory Information System), Sapanet (Documentation and Compliance Mgt) EDonor (Donor Recruitment) — They also provide validation and hosting services as part of their professional services suite.
11. What brands does Global Med operate under?
Global Med, Wyndgate, PeopleMed, Edonor, Inlog
12. Is there overlap in Global Med and Haemonetics products?
A highlight of the acquisition is that the product lines are so complementary, with very little commercial overlap.
13. Who are Global Med’s largest customers?
EFS in France is their largest customer, but the vast majority of their customer base are hospitals for their transfusion and hospital based donor systems. They also supply their eDonor donor recruitment system to the American Red Cross and to a number of other large community based blood centers.
14. Where is Global Med Located?
They are headquartered in El Dorado Hills, CA with offices in Phoenix, Denver, Limonest and Echirolles, France and Alzay, Germany.
15. Do Global Med products require a 510(k)?
SafeTrace TX, Safetrace, El Dorado, and Donor Doc all require and have 510(k) clearances.
16. How many employees does Global Med have?
Over 200 employees.

17. How many employees in Europe does Global Med have?
Over 50 employees.
18. How many sales reps does Global Med have?
Over 8 representatives world wide.
19. Will you close any facilities?
We fully recognize that any acquisition is likely to result in changes. Our expectation is that we will use the next 6 to 8 weeks to develop our integration plans and, subject to completing the acquisition, we plan to answer that question to the degree that we can.
20. Will there be a layoff or transformation? Can we expect transformation costs?
We fully recognize that any acquisition is likely to result in changes. Our expectation is that we will use the next 6 to 8 weeks to develop our integration plans and, subject to completing the acquisition, we plan to answer that question to the degree that we can.
21. How will this affect Global Med’s European operations?
We fully recognize that any acquisition is likely to result in changes. Our expectation is that we will use the next 6 to 8 weeks to develop our integration plans and, subject to completing the acquisition, we plan to answer that question to the degree that we can, within that time horizon.
22. Will the transaction provide cross-selling opportunities?
We believe that there is potential for cross-selling opportunities of Haemonetics’ products into Global Med’s customer base and vice versa.
23. What are the special charges related to acquisition?
There will be some special charges and we will provide you with more information within 90 days. We need to refine our estimates as integration planning moves forward.
24. What are the synergies that you can get out of the business?
There are obviously synergies associated with public company costs that can be realized when you merge two public companies. There are other synergies that we expect as well. Until integration plans are fully developed, it would be pre-mature to share any expected savings.
25. What are the anticipated synergy dollars post-integration?
There are obviously synergies associated with public company costs that can be realized when you merge two public companies. There are other synergies that we expect as well. Until integration plans are fully developed, it would be pre-mature to share any expected savings.

26. What EPS dilution is anticipated in FY11, FY12 and beyond?
Excluding one time charges, we expect the acquisition to be neutral to earnings in fiscal 2011 and accretive to earnings in fiscal 2012 and beyond. It is too premature to provide specific guidance right now.
27. How much revenue accretion is anticipated?
Over $30 million annually.
28. What is the size of the combined business?
Over $60 million in annual revenues with approximately half of revenues coming from recurring sources.
29. How will you grow this business into double digits?
Combined with our Blood Management Solutions approach, we believe that this business will contribute to growing Haemonetics’ overall revenue by double digits.
30. How will you improve the profitability of this business?
Integration will drive the synergies. We will eliminate duplicate costs associated with being a public company, and support services that can be moved into the corporation.
31. Why did you pay a 70% premium on this company?
We have to evaluate the trading history of the company and the fact that this is a small company that is thinly traded.
32. Will you discontinue R&D projects?
We fully recognize that any acquisition is likely to result in changes. Our expectation is that we will use the next 6 to 8 weeks to develop our integration plans and, subject to completing the acquisition, we plan to answer that question to the degree that we can. We will continue to support all current product lines for existing customers.
33. How does this affect my job?
We recognize that any acquisition is likely to result in changes. Every employee is understandably anxious to answer one question above all others and this is: “what does this mean to me?” We simply cannot answer that question today, as much as we would like to do so. Our expectation is that we will use the next 6 to 8 weeks to develop our integration plans and, subject to completing the acquisition, we plan to answer that question to the degree that we can.

34. As a Global Med employee, how will my benefits be impacted?
Subject to completing the acquisition, benefits will become aligned with Haemonetics’ benefits program on a yet to be determined time frame. We have found benefits to be very comparable.
35. What should we be doing differently in the next 6 to 8 weeks?
We expect employees to focus on their roles and the expectations of our customers. We acknowledge how hard that is when you are feeling any measure of uncertainty. Our competitors may try to create concerns among our customers about our loss of focus during this time period. We cannot afford to give them an opening related to our business. Therefore we ask you, as hard as it is, to stay focused and committed to delivering for our customers during this period. We are asking every employee to keep this focus in mind.
36. What will happen with the management team at Global Med?
We fully recognize that any acquisition is likely to result in changes. Our expectation is that we will use the next 6 to 8 weeks to develop our integration plans and, subject to completing the acquisition, we plan to answer that question to the degree that we can.
37. What will happen with the management team at Haemonetics Software Solutions?
We fully recognize that any acquisition is likely to result in changes. Our expectation is that we will use the next 6 to 8 weeks to develop our integration plans and, subject to completing the acquisition, we plan to answer that question to the degree that we can.
38. Who will lead Software Solutions?
We fully recognize that any acquisition is likely to result in changes. Our expectation is that we will use the next 6 to 8 weeks to develop our integration plans and, subject to completing the acquisition, we plan to answer that question to the degree that we can.
39. Will you fill the “Tom Britton” position in Edmonton?
Yes. This decision is independent of the Global Med acquisition. We need an experienced and competent site director for our Edmonton location.
40. Will we get resources to help integrate these businesses?
This is the largest integration that we have ever attempted. We will assemble an integration team that is dedicated to the integration of this business.
41. How quickly will we have to integrate the businesses?
We fully recognize that any acquisition is likely to result in changes. Our expectation is that we will use the next 6 to 8 weeks to develop our integration plans and, subject to completing the acquisition, we plan to answer that question to the degree that we can.

42. Who will be responsible for the integration?
Our expectation is that we will use the next 6 to 8 weeks to develop our integration plans and, subject to completing the acquisition, we plan to answer that question to the degree that we can.
43. Can I continue to operate at home?
We fully recognize that any acquisition is likely to result in changes. Our expectation is that we will use the next 6 to 8 weeks to develop our integration plans and, subject to completing the acquisition, we plan to answer that question to the degree that we can.
44. Will seniority be considered in making personnel decisions?
We recognize that any acquisition is likely to result in changes. Every employee is understandably anxious to answer one question above all others and this is: “what does this mean to me?” We simply cannot answer that question today, as much as we would like to do so. Our expectation is that we will use the next 6 to 8 weeks to develop our integration plans and, subject to completing the acquisition, we plan to answer that question to the degree that we can.
45. Are Haemonetics’ benefits as good as Global Med’s?
We have found benefits to be very comparable.
46. When will we know about the transformation and changes?
We fully recognize that any acquisition is likely to result in changes. Our expectation is that we will use the next 6 to 8 weeks to develop our integration plans and, subject to completing the acquisition, we plan to answer that question to the degree that we can.
47. Will you continue to support my products?
We will continue to support all current product lines for existing customers.
48. How does this effect Global Med’s relationship with McKesson? Cerner? Ver Dentia?
Haemonetics will honor and promote all distribution agreements in place with Global Med.
49. Will Global Med move forward on Ver Dentia relationship?
Haemonetics will fully evaluate all new distribution opportunities to determine their fit with its Blood Management Solutions vision.
50. How does this effect Haemonetics relationship with Mediware?
Haemonetics will honor all the terms of its current distribution agreement with Mediware.

51. How does this impact focus on the plasma business?
Our software business in Edmonton will remain very focused on supporting the plasma industry and creating new applications for those customers.
52. How does this impact focus on the Department of Defense?
Our software business in Edmonton will remain very focused on supporting the Department of Defense.
53. What do I tell customers when they call in?
Haemonetics will continue to honor all products and agreements that are currently in place with both Global Med and Haemonetics customers. The acquisition is very complimentary to the Haemonetics Blood Management Solutions vision and should result in a broader solution set for customers to gain efficiences in their business, improve compliance and reduce costs.
54. How much market share will the combined companies have?
Between 15% and 20% of the total market share for blood management software.
55. What will happen to my sales representative or support representative?
We fully recognize that any acquisition is likely to result in changes. Our expectation is that we will use the next 6 to 8 weeks to develop our integration plans and, subject to completing the acquisition, we plan to answer that question to the degree that we can.
56. Will Global Med’s and Haemonetics’ products be integrated or interfaced?
The value of this acquisition lies in the complementary nature of the combined software applications. Integration of these systems is consistent with the BMS vision.
57. How does Global Med help you plasma business?
There will be no impact.
58. How does Global Med help your red cell business?
There will be minimal impact.
59. How do Global Med’s products interface with Neoteric’s products?
SafeTrace TX is very complementary to the Neoteric BloodTrack product. Tight integration between these two systems is required to enable electronic cross-matching to get the full value out of the combined solution to reduce waste and costs.
60. Is there overlap between Global Med and Neoteric products?
No. SafeTrace TX is very complementary to the Neoteric BloodTrack product.
61. Will Haemonetics host Global Med products?
We fully recognize that any acquisition is likely to result in changes. Our expectation is that we will use the next 6 to 8 weeks to develop our integration plans and, subject to completing the acquisition, we plan to answer that question to the degree that we can.

62. What will happen with Global Med’s hosting business?
We fully recognize that any acquisition is likely to result in changes. Our expectation is that we will use the next 6 to 8 weeks to develop our integration plans and, subject to completing the acquisition, we plan to answer that question to the degree that we can.
63. Who will sell products in Europe?
We fully recognize that any acquisition is likely to result in changes. Our expectation is that we will use the next 6 to 8 weeks to develop our integration plans and, subject to completing the acquisition, we plan to answer that question to the degree that we can.
64. How big is the European business?
In excess of $10 million.
65. Will we have to use Haemonetics’ information technology systems?
We fully recognize that any acquisition is likely to result in changes. Our expectation is that we will use the next 6 to 8 weeks to develop our integration plans and, subject to completing the acquisition, we plan to answer that question to the degree that we can.
66. How are my past investments protected?
We will continue to support all current product lines for existing customers.
67. Who should I talk to if I have specific questions?
Investors should talk with J. Fallon, customers should talk with their respective Vice President of Sales for Haemonetics or Global Med, and employees should talk with their senior manager.